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May 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. John M. Ganley

Re: Angel Oak Dynamic Financial Strategies Income Term Trust (File Nos. 333-234743 and 811- 23491)

Dear Mr. Ganley:

This letter responds to comments that you conveyed to me via telephone on May 12, 2020, in connection with your review of the Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the "Registration Statement") for Angel Oak Dynamic Financial Strategies Income Term Trust (the "Fund") filed with the Securities and Exchange Commission ("SEC") on May 1, 2020. The comments of the SEC staff ("Staff"), followed by the Fund's responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 2 to the Registration Statement ("Pre-Effective Amendment No. 2"), which will reflect the responses below, contemporaneously with this letter. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

PROSPECTUS

1.Comment: For purposes of the Fund's 80% policy, the Staff's view is that it would only be appropriate to include mortgage REITs, as opposed to other types of REITs as "non-bank financial institutions." Please confirm that the Fund will only count investments in mortgage REITs towards its 80% policy.

Response: The Fund confirms that it will only treat mortgage REITs, which includes both commercial mortgage and residential mortgage REITs (and not other types of REITs), as "financial institutions" for purposes of the Fund's 80% policy. The Fund has revised the Prospectus disclosure accordingly.

2.Comment: For purposes of the Fund's 80% policy, the Staff's view is that it would only be appropriate to include BDCs that invest at least 50% of their assets in loans, as opposed to other types of BDCs as "non-bank financial institutions." Please confirm that the Fund will only count investments in BDCs that invest at least 50% of their assets in loans towards its 80% policy.

Response: The Fund confirms that it will only treat BDCs that invest at least 50% of their assets in loans (and not other types of BDCs) as "financial institutions" for purposes of the Fund's 80% policy. The Fund has revised the Prospectus disclosure accordingly.

3.Comment: Please include disclosure that to the extent the Fund invests in brokers, dealers or registered investment advisers it will do so in compliance with Rule 12d3-1 under the 1940 Act.

Response: The Fund has revised the Prospectus disclosure in a manner consistent with the Staff's comment.

4.Comment: Under the heading "Effects of Leverage" please include a parenthetical to the statement that the Fund may borrow up to 33 1/3% of Managed Assets to explain that such borrowing would represent 50% of the Fund's net assets.

Response: The Fund has revised the Prospectus disclosure in a manner consistent with the Staff's comment.

5.Comment: In the Fund's 80% policy, please make clear that the policy includes U.S. community banks and both U.S. and non-U.S. non-bank financial institutions.

Response: The Fund has revised the Prospectus disclosure in a manner consistent with the Staff's comment.

6.Comment: Please explain in correspondence why the Fund has removed reference to Acquired Fund Fees and Expenses in the fee table.

Response: The Fund currently does not expect fees and expenses incurred as a result of investment in one or more acquired funds to exceed 0.01% of the Fund's average net assets during the first year of the Fund's operations. Accordingly, any such expenses have been included under the subcaption "Other Expenses" in accordance with Item 3.1.a of Form N-2. The Fund notes that it expects its investments in BDCs to consist of debt instruments and preferred securities, which do not bear fees and expenses and, therefore, do not cause the Fund to incur acquired fund fees and expenses.

7.Comment: Please confirm that the Fund's Declaration of Trust does not include provisions requiring mandatory arbitration.

Response: The Fund confirms that its Declaration of Trust (which will be filed as an exhibit to Pre- Effective Amendment No. 2) does not include provisions requiring mandatory arbitration.

8.Comment: The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. Explain (1) whether the Fund's ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response: The Fund appreciates the Staff's comment and notes that it previously made enhancements to its ESG-related disclosure in response to Comment 6 of the Staff's comments dated December 12, 2019, regarding the Fund's initial Registration Statement. Those enhancements included adding descriptions of the types of factors that the Adviser may consider as part of its proprietary ESG assessment. The Fund further notes that its existing disclosure states that the Adviser's determinations as to ESG factors may not be conclusive, and securities that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities that may be positively impacted by such factors. Currently, the Adviser has developed proprietary ESG assessment methodologies for the preponderance of the asset classes in which the Fund will invest and intends to formalize assessment methodologies for other asset classes to the extent they comprise a material portion of the Fund's portfolio. The Fund respectfully notes that it does not hold itself out as an ESG-focused product and that its existing disclosure reflects that ESG factors are among the many factors that the Adviser considers in evaluating an investment. Accordingly, the Fund does not believe it is appropriate to overemphasize the ESG-related factors that the Adviser considers relative to other factors that it considers as part of its fundamental analysis.

9.Comment: We note that the Fund intends to use one or multiple third-party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider's criteria/methodology in the principal strategies. Also, consider any related principal risks to the Fund's use of third-party data providers, since the criteria used by providers can differ significantly.

Response: The Fund respectfully notes that its disclosure does not reflect an intention to engage third-party data/scoring providers and, accordingly, does not believe that additional disclosure regarding such service providers is appropriate. The Fund notes that the disclosure does indicate that in addition to its proprietary assessment of ESG factors, the Adviser may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. The Fund has revised this disclosure to clarify that these standards include the United

Nations' Principles for Responsible Investing, the United Nations' Sustainable Development Goals, the Task Force on Climate-Related Financial Disclosures, the Carbon Disclosure Project, the Sustainable Accounting Standards Board and the Global Reporting Initiative.

10.Comment: Please consider whether an ESG specific risk is appropriate for this Fund. Please also consider whether risk disclosure related to the Fund's use of one or more third-party data providers is appropriate, since the criteria used by providers can differ significantly.

Response: As indicated in the disclosure, ESG factors are among the many factors that the Adviser considers as part of its fundamental analysis (which, together with its quantitative analysis, represent the two components of the Adviser's overall process for analyzing investment opportunities). This analysis is integrated into the Adviser's research and investment selection process, the risks of which are disclosed under "Risks—Management risk," which states that the

Fund's performance may reflect the Adviser's ability to make decisions which are suited to achieving the Fund's investment objective. The Fund believes that including a separate ESG risk would inappropriately overemphasize the risk associated with the Adviser's ability to apply ESG factors relative to its ability to apply other fundamental and quantitative factors in making investment decisions. However, the Fund has added the following sentence to its existing

Management risk disclosure: "Additionally, the Adviser's consideration of certain ESG factors when making investment decisions may affect the Fund's performance relative to that of funds that do not consider ESG factors."

As noted above, the Fund does not currently intend to engage third-party data/scoring providers and, accordingly, does not believe that risk disclosure regarding the use of such service providers is appropriate.

11.Comment: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Fund intends to vote proxies consistent with the Fund's proxy voting policy, which delegates voting responsibility to the Adviser, and the Adviser's proxy voting policies and procedures, which consider a number of factors when evaluating proxy proposals. These proxy voting policies and procedures are described in "Proxy Voting Policy and Proxy Voting Record" in the Fund's Statement of Additional Information, in accordance with Item 18.16 of Form N-2. The Fund notes that because its investments will consist predominantly of debt, preferred shares and other instruments that do not confer voting rights, it is not anticipated that the Fund's investments will generate a significant number of proxy solicitations. Accordingly, the Fund believes that the existing level of disclosure is appropriate.

12.Comment: To the extent the Fund expects to liquidate all or a portion of its portfolio during the final year of its operations, please confirm that the Fund will change its name to the extent it is unable to comply with its policy to invest at least 80% of its assets in financial institutions.

Response: We appreciate the Staff's comment and commit that to the extent that the Fund expects to depart from its 80% policy during its final year of operations, the Fund will take such action as is necessary to comply with Section 35(d) of the 1940 Act and Rule 35d-1 (and applicable SEC interpretive positions and guidance thereunder) and will provide appropriate notification to shareholders.

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Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

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